Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Second Quarter 2021 Earnings

MACAU, July 27, 2021 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the second quarter of 2021.

Total operating revenues for the second quarter of 2021 were US$31.2 million, compared to total operating revenues of negative US$12.5 million in the second quarter of 2020. The change was due to the increase in revenues from the provision of gaming related services and higher non-gaming revenues as a result of a year-over-year increase in inbound tourism in the second quarter of 2021.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$106.1 million and US$6.7 million for the second quarters of 2021 and 2020, respectively.

Studio City’s rolling chip volume was US$386.1 million in the second quarter of 2021 versus US$232.1 million in the second quarter of 2020. The rolling chip win rate was 4.01% in the second quarter of 2021 versus 0.17% in the second quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15% .

Mass market table games drop increased to US$319.7 million in the second quarter of 2021, compared with US$20.1 million in the second quarter of 2020. The mass market table games hold percentage was 25.8% in the second quarter of 2021, compared to 22.2% in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$299.4 million, compared with US$67.6 million in the second quarter of 2020. The gaming machine win rate was 2.7% in both the second quarters of 2021 and 2020.

Total gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$104.3 million and US$34.7 million in the second quarters of 2021 and 2020, respectively.

Revenues from the provision of gaming related services were US$1.8 million for the second quarter of 2021, compared with revenues from the provision of gaming related services of negative US$28.0 million for the second quarter of 2020. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the second quarter of 2021 were US$29.4 million, compared with US$15.4 million for the second quarter of 2020.

Operating loss for the second quarter of 2021 was US$45.8 million, compared with operating loss of US$92.7 million in the second quarter of 2020.

Studio City generated negative Adjusted EBITDA(1) of US$9.5 million in the second quarter of 2021, compared to negative Adjusted EBITDA of US$51.1 million in the second quarter of 2020. The change was mainly attributable to the increase in revenues from the provision of gaming related services and higher non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the second quarter of 2021 was US$59.7 million, compared with net loss attributable to Studio City International Holdings Limited of US$91.0 million in the second quarter of 2020. The net loss attributable to participation interest was US$11.7 million and US$27.3 million in the second quarters of 2021 and 2020, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2021 were US$25.1 million, which mainly included interest expenses of US$22.3 million, net of amounts capitalized.

Depreciation and amortization costs of US$31.9 million were recorded in the second quarter of 2021, of which US$0.8 million was related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended June 30, 2021 referred to in Melco’s earnings release dated July 27, 2021 (“Melco’s earnings release”) is US$8.3 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2021 aggregated to US$821.7 million (December 31, 2020: US$575.4 million), including US$278.7 million of bank deposits with original maturities over three months (December 31, 2020: US$nil) and US$0.1million of restricted cash (December 31, 2020: US$0.1 million). Total debt, net of unamortized deferred financing costs at the end of the second quarter of 2021, was US$2.09 billion (December 31, 2020: US$1.58 billion).

Capital expenditures for the second quarter of 2021 were US$95.0 million.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the third quarter of 2021.

Our operations in Macau continue to be impacted by travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and China, despite the nationwide resumption of issuance of Individual Visit Scheme visas by China in September 2020. Such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending. We have experienced improvements in our business in Macau during the second quarter, especially due to strong visitation during the May Golden Week holidays. Notwithstanding the resurgence of COVID-19 cases in the Guangdong province in June, which led to tightened travel restrictions for Chinese visitors, visitation has normalized in July month to date.

Construction at Studio City Phase 2 has been impacted by the COVID-19 outbreak. The Macau government has granted an extension of the development period from May 31, 2022 to December 27, 2022, and we currently expect to complete construction within this period.

The pace of recovery from COVID-19 related disruptions continues to depend on various future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for COVID-19, including for new strains of COVID-19, the duration of travel and visa restrictions as well as customer sentiment and behavior, together with the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which remain highly uncertain.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating revenues:
Provision of gaming related services	$1,807	$(27,958)	$3,040	$(22,452)
Rooms	11,386	1,104	20,992	9,763
Food and beverage	7,187	2,818	14,071	11,017
Entertainment	751	23	1,045	891
Services fee	6,364	6,337	13,163	15,094
Mall	3,239	4,965	6,569	9,492
Retail and other	466	201	884	758

Total operating revenues	31,200	(12,510)	59,764	24,563

Operating costs and expenses:
Provision of gaming related services	(5,901)	(5,911)	(11,600)	(11,564)
Rooms	(3,201)	(1,925)	(6,111)	(6,339)
Food and beverage	(6,927)	(5,600)	(14,075)	(16,105)
Entertainment	(721)	(776)	(1,290)	(1,994)
Mall	(995)	(994)	(1,978)	(2,547)
Retail and other	(403)	(276)	(764)	(641)
General and administrative	(22,503)	(23,085)	(46,802)	(54,606)
Pre-opening costs	(490)	(28)	(733)	(56)
Amortization of land use right	(832)	(833)	(1,665)	(1,665)
Depreciation and amortization	(31,087)	(40,929)	(61,843)	(80,889)
Property charges and other	(3,925)	204	(3,783)	(4,201)

Total operating costs and expenses	(76,985)	(80,153)	(150,644)	(180,607)

Operating loss	(45,785)	(92,663)	(90,880)	(156,044)

Non-operating income (expenses):
Interest income	569	361	1,509	752
Interest expenses, net of amounts capitalized	(22,341)	(25,320)	(45,509)	(51,099)
Other financing costs	(104)	(105)	(208)	(209)
Foreign exchange (losses) gains, net	(3,221)	(402)	2,505	(3,804)
Other expenses, net	—	(89)	—	(177)
Loss on extinguishment of debt	—	—	(28,817)	—

Total non-operating expenses, net	(25,097)	(25,555)	(70,520)	(54,537)

Loss before income tax	(70,882)	(118,218)	(161,400)	(210,581)
Income tax (expense) credit	(477)	(68)	(560)	142

Net loss	(71,359)	(118,286)	(161,960)	(210,439)
Net loss attributable to participation interest	11,684	27,288	26,518	48,547

Net loss attributable to Studio City International Holdings Limited	$(59,675)	$(90,998)	$(135,442)	$(161,892)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.161)	$(0.376)	$(0.366)	$(0.669)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.645)	$(1.505)	$(1.463)	$(2.678)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	370,352,700	241,818,016	370,352,700	241,818,016

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$542,904	$575,215
Bank deposits with original maturities over three months	278,700	—
Restricted cash	—	13
Accounts receivable, net	192	157
Amounts due from affiliated companies	11,352	10,672
Inventories	8,690	9,297
Prepaid expenses and other current assets	46,239	12,467

Total current assets	888,077	607,821

Property and equipment, net	2,294,164	2,180,897
Intangible assets, net	3,493	4,005
Long-term prepayments, deposits and other assets	80,641	117,555
Restricted cash	130	131
Operating lease right-of-use assets	14,713	17,379
Land use right, net	114,291	116,109

Total assets	$3,395,509	$3,043,897

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$808	$206
Accrued expenses and other current liabilities	133,531	118,946
Income tax payable	12	33
Amounts due to affiliated companies	39,775	42,966

Total current liabilities	174,126	162,151

Long-term debt, net	2,086,487	1,584,660
Other long-term liabilities	19,598	11,778
Deferred tax liabilities, net	1,030	448
Operating lease liabilities, non-current	14,406	17,137

Total liabilities	2,295,647	1,776,174

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 shares issued and outstanding	37	37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	2,134,227
Accumulated other comprehensive income	6,941	11,876
Accumulated losses	(1,221,602)	(1,086,160)

Total shareholders’ equity	919,610	1,059,987

Participation interest	180,252	207,736

Total shareholders’ equity and participation interest	1,099,862	1,267,723

Total liabilities, shareholders’ equity and participation interest	$3,395,509	$3,043,897

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss attributable to Studio City International Holdings Limited	$(59,675)	$(90,998)	$(135,442)	$(161,892)
Pre-opening costs	490	28	733	56
Property charges and other	3,925	(204)	3,783	4,201
Loss on extinguishment of debt	—	—	28,817	—
Participation interest impact on adjustments	(723)	41	(5,458)	(982)

Adjusted net loss attributable to Studio City International Holdings Limited	$(55,983)	$(91,133)	$(107,567)	$(158,617)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.151)	$(0.377)	$(0.290)	$(0.656)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.605)	$(1.507)	$(1.162)	$(2.624)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	370,352,700	241,818,016	370,352,700	241,818,016

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating loss	$(45,785)	$(92,663)	$(90,880)	$(156,044)
Pre-opening costs	490	28	733	56
Depreciation and amortization	31,919	41,762	63,508	82,554
Property charges and other	3,925	(204)	3,783	4,201

Adjusted EBITDA	$(9,451)	$(51,077)	$(22,856)	$(69,233)

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss attributable to Studio City International Holdings Limited	$(59,675)	$(90,998)	$(135,442)	$(161,892)
Net loss attributable to participation interest	(11,684)	(27,288)	(26,518)	(48,547)

Net loss	(71,359)	(118,286)	(161,960)	(210,439)
Income tax expense (credit)	477	68	560	(142)
Interest and other non-operating expenses, net	25,097	25,555	70,520	54,537
Property charges and other	3,925	(204)	3,783	4,201
Depreciation and amortization	31,919	41,762	63,508	82,554
Pre-opening costs	490	28	733	56

Adjusted EBITDA	$(9,451)	$(51,077)	$(22,856)	$(69,233)

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Room Statistics(3):
Average daily rate (4)	$121	$160	$121	$139
Occupancy per available room	61%	5%	55%	24%
Revenue per available room (5)	$74	$8	$67	$34

Other Information(6):
Average number of table games	291	291	291	273
Average number of gaming machines	609	419	606	570
Table games win per unit per day (7)	$3,709	$183	$3,593	$3,086
Gaming machines win per unit per day (8)	$145	$48	$137	$124

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis